Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
Eversource Energy
Description of Common Shares and Preferred Shares

The following summary of the terms of our Common Shares and Preferred Shares is based upon Eversource Energy’s Declaration of Trust (the “Declaration of Trust”). The summary is not complete, and is qualified by reference to our Declaration of Trust filed as an exhibit to the Annual Report on Form 10-K of which the exhibit is a part. We encourage you to read the applicable provisions of our Declaration of Trust for additional information.

Common Shares and Preferred Shares

Common Shares. Our outstanding common shares are listed on the New York Stock Exchange (NYSE) and trade under the symbol “ES.” Any additional common shares we issue will also be listed on the NYSE. Common shareholders may receive dividends if and when declared by our Board of Trustees. Dividends may be paid in cash, shares or other form. All outstanding common shares are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable.

Each common share is entitled to one vote in the election of Trustees and other matters. Common shareholders are not entitled to cumulative voting rights. Eversource Energy will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders, if any.

Preferred Shares. Eversource Energy does not currently have preferred shares authorized, although the Declaration of Trust permits the issuance of preferred shares subject to common shareholder approval. Before Eversource Energy can issue preferred shares, the company will need to obtain authorization from the Board of Trustees and common shareholders. If Eversource Energy issues preferred shares, the specific designations and rights will be described in a prospectus supplement and a description will be filed with the Commission.

Preferred shares will have such par value, if any, such priority in liquidation, such voting rights and such other rights, privileges, preferences, restrictions and limitations as may be established by our Board of Trustees and approved by our common shareholders. In some cases, the issuance of preferred shares could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, Preferred Shares could also restrict dividend payments to holders of common shares.

The preferred shares will, when authorized and issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the preferred shares will rank on parity in all respects with any outstanding preferred shares we may have at that time and will have priority over our common shares as to dividends and distributions of assets. Therefore, the rights of any preferred shares may limit the rights of the holders of our common shares.